

July 23, 2010

Mr. Richard Johnson
Chief Financial Officer
Dynasil Corporation of America
385 Cooper Road
West Berlin, NJ 08091

Re: **Dynasil Corporation of America**
                     Form 10-K for the fiscal year ended September 30, 2009
                     Form 10-Q for the quarter ended March 31, 2009
                     File No. 0-27503

Dear Mr. Johnson:

We have reviewed your response to our comment letter dated June 29, 2010 and have the following comment. Where indicated, we think you should revise your disclosures in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the period ended March 31, 2010

Note 6 – Equity, page 10

We note your response to our prior comment three including your statement that "future filings will include the reclassification adjustment to move the redeemable common stock from permanent equity to temporary equity". Please confirm to us that you intend to correct all prior periods presented and that you intend to provide transparent disclosures that explain the prior period error you determined is immaterial and explain your subsequent correction in your next exchange act filing.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comment.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Anne McConnell, Senior Staff Accountant, at (202) 551-3709 or to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Sr. Asst. Chief Accountant